Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 7, 2020, MRC Global Inc. (“MRC Global”, the “Company”,” “we,” “us,” and “our”) has 81,408,974 shares of common stock, $0.01 par value per share (“Common Stock”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (“Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and certain applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Authorized Capital Stock

Our authorized capital stock consist of 500,000,000 shares of Common Stock and 100,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”).

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters upon which the shareholders vote, including the election of directors. Our Common Stock does not have cumulative voting rights.

In general, any action requiring the approval of our stockholders may be authorized by the vote of the holders of a majority of the voting power of our issued and outstanding stock entitled to vote, present and voting, in person or represented by proxy. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the votes cast at a meeting of stockholders.

Dividend Rights

Subject to the rights of holders of any then outstanding shares of our Preferred Stock, our common stockholders are entitled to receive dividends when, as and if the Board of Directors declares, payable either in cash, in property or in shares of capital stock.

Liquidation Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up.

Other Rights and Preferences

Exhibit 4.1

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Certain Anti-Takeover Effects

General. Certain provisions of our Certificate of Incorporation, our Bylaws and the DGCL may have the effect of impeding the acquisition of control of us. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to unsolicited, coercive takeover attempts.

Stockholder Action by Written Consent. Our Certificate of Incorporation and Bylaws require that all stockholder action be taken at a duly called meeting of the stockholders and prohibit taking action by written consent of stockholders.

Additional Authorized Shares of Capital Stock. The additional shares of authorized Common Stock and Preferred Stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Business Combinations with Interested Stockholders.  We have elected in our Certificate of Incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a Delaware corporation, the shares of which are publicly held, from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any antitakeover effects of Section 203. However, our Certificate of Incorporation contains provisions that have the same effect as Section 203.

Removal of Directors; Vacancies.  Subject to the rights of holders of our Series A Preferred Stock (as defined below), our Certificate of Incorporation and Bylaws provide that any director or our entire Board of Directors may be removed with or without cause by the affirmative vote of at least 75% of all shares then entitled to vote at an election of directors. Subject to the rights of holders of our Series A Preferred Stock (as defined below), our Certificate of Incorporation and Bylaws also provide that any vacancies on our Board of Directors will be filed by the affirmative vote of a majority of our Board of Directors then in office, even if less than a quorum, or by a sole remaining director.

Advance Notice Provisions for Stockholders.  To nominate directors to our Board of Directors or bring other business before an annual meeting of our stockholders, a stockholder’s notice must be delivered to the Secretary of the Company at the principal executive offices of the Company not earlier than 120 calendar days and not later than 90 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in our Bylaws. If the date of the applicable annual meeting is more than 30 days before or more than 30 days after the anniversary date of the meeting, notice by a stockholder to be timely must be delivered not earlier than 120 calendar days before the date of the annual meeting and not later than 90 calendar days before the date of the annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of the annual meeting, the tenth day following the date on which public announcement of the date of the meeting is first made by the Company. The adjournment or postponement of an annual meeting or the announcement shall not commence a new time period for the giving of a stockholder’s notice as described above.

Exhibit 4.1

Ability to Call Special Meetings.  Our Certificate of Incorporation and Bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our Board of Directors or by the chairman of our Board of Directors.

Description of Preferred Stock

In June 2015, we filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Perpetual Preferred Stock (the “Certificate of Designations”) creating the Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and establishing the designations, preferences, and other rights of the Series A Preferred Stock. On June 10, 2015, we issued 363,000 shares of Series A Preferred Stock. In connection with the issuance, we entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with Mario Investments LLC, the initial holder of the Series A Preferred Stock (the “Initial Holder”). The following description is qualified in its entirety by reference to the full text of the Certificate of Designations and the Shareholders’ Agreement, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Voting and Other Rights

The Series A Preferred Stock ranks senior to our Common Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. The Series A Preferred Stock has a stated value of $1,000 per share, and holders of the Series A Preferred Stock are entitled to cumulative dividends payable quarterly in cash at a rate of 6.50% per annum. Holders of the Series A Preferred Stock are entitled to vote together with the holders of the Common Stock as a single class, in each case, on an as-converted basis, except when the law requires a separate class vote of the common stockholders. Pursuant to the Shareholders’ Agreement, the Initial Holder and certain related parties (if the Series A Preferred Stock is transferred to those parties (collectively, the “Original Holder’s Group”)) are entitled to vote their shares in their discretion, except that they have agreed to vote their shares in favor of director nominees that the Board of Directors nominates until June 10, 2020. Holders of the Series A Preferred Stock also have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Company.

Sunset Provisions

Series A Preferred Stock is convertible at the option of the holders of the Series A Preferred Stock into shares of Common Stock at an initial conversion rate of 55.9284 shares of Common Stock for each share of Series A Preferred Stock, which represents an initial conversion price of $17.88 per share of Common Stock, subject to adjustment. On or after June 10, 2020, the Company will have the option to redeem, in whole but not in part, all the outstanding shares of Series A Preferred Stock at 105% of par value, subject to certain redemption price adjustments on the basis of the date of the conversion. On or after June 10, 2022, the Company will have the option to redeem, in whole but not in part, at 100% of par value, all of the outstanding shares of the Series A Preferred Stock, subject to certain redemption price adjustments.  We may elect to convert the Series A Preferred Stock, in whole but not in part, into the relevant number of shares of Common Stock on or after December 10, 2019 if the last reported sale price of the Common Stock has been at least 150% of the conversion price then

Exhibit 4.1

in effect for a specified period. The conversion rate is subject to customary anti-dilution and other adjustments.

Board Representation Rights

Pursuant to the Certificate of Designations and the Shareholders’ Agreement, the Original Holders Group has the right to designate one person to serve as a director on the Board of Directors, so long as the Original Holders Group maintains at least 33% of their original investment and any shares of the Series A Preferred Stock remain outstanding. The Series A Preferred Stock holders also have certain Board of Directors representation rights if dividends payable on the Series A Preferred Stock are in arrears for six or more quarterly periods, but in no event may the Series A Preferred Stock holders appoint more than two directors.

Pursuant to the Shareholders’ Agreement, for so long as the Original Holders Group maintains at least 33% of their original investment (whether in Series A Preferred Stock or common stock received upon conversion of the Series A Preferred Stock), the Original Holders Group has the right to appoint a single representative, in a non-voting observer capacity, to attend all meetings of the Board of Directors, subject to certain exceptions.

Also, pursuant to the Shareholders’ Agreement, if no shares of the Series A Preferred Stock remain outstanding but the Original Holders Group maintains at least 33% of their original investment through their shares of common stock received upon conversion of the Series A Preferred Stock, the Original Holders Group may designate one nominee to serve as a director on the Board of Directors (the “Investor Designee”), subject to the Investor Designee’s satisfaction of all applicable requirements regarding service as a director of the Company under applicable law, regulation or stock exchange rules and such other criteria and qualifications the Company maintains that are applicable to all directors as of the date of the issuance of the Series A Preferred Stock. Assuming the satisfaction of these criteria and procedures, the Company is required to increase the size of the Board of Directors by one director and fill the vacancy with the Investor Designee. Thereafter, the Company is required to nominate the Investor Designee for election by the Company’s stockholders and recommend that the Company’s stockholders vote in favor of the election of the Investor Designee.

If for any reason the director that the Original Holders Group appointed or designated is no longer serving as a director, the Original Holders Group may appoint or designate a new person to fill the vacancy, subject to the continuing threshold set forth above. At such time as the Original Holders Group owns less than 33% of the their original investment, pursuant to the Shareholders’ Agreement, the rights of the Original Holders Group terminate and the Investor Designee must resign.

Registration Rights

Pursuant to the Shareholders’ Agreement, the Original Holder’s Group has certain registration rights, including customary demand and piggyback registration rights in respect of the shares of Series A Preferred Stock and any shares of Common Stock issued upon conversion of the Series A Preferred Stock.

Preemptive Rights

Exhibit 4.1

Pursuant to the Shareholders’ Agreement, for so long as the Original Holder’s Group maintains at least 33% of their original investment (whether in Series A Preferred Stock or shares of Common Stock issued upon conversion of the Series A Preferred Stock), the Company is required to, prior to the issuance of equity securities to a third party (subject to certain exceptions), offer the Original Holder’s Group the right to acquire its pro rata portion of such equity securities.

Standstill Obligations

Pursuant to the Shareholders’ Agreement, until June 10, 2020, members of the Original Holder’s Group may not:

"	with limited exceptions, acquire, or facilitate the acquisition or ownership of, any securities of the Company or assets of the Company and its subsidiaries;
"

enter into any transaction with respect to, or facilitate, any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its subsidiaries; or

"

participate in any solicitation of proxies to vote or seek to advise or influence any person with respect to the voting of, any securities of the Company or form, join or in any way participate in a group with respect to the voting of any securities of the Company.

Notwithstanding the foregoing standstill obligations, members of the Original Holder’s Group may vote their shares as they desire, including for or against one of the transactions subject to the standstill obligations (subject to the requirement to vote for the Company’s nominees for the Board of Directors until June 10, 2020). The foregoing standstill provisions will terminate early if a Change of Control (defined in the Shareholders’ Agreement) of the Company has occurred, the Company has entered into an agreement providing for a Change of Control or a third party has made a public offer or proposal that would, if consummated, result in a Change in Control and the Board of Directors has not recommended against the offer or proposal within 10 days from the offer or proposal becoming public. The standstill provisions will also not apply to the Original Holder’s Group if they hold less than 10% of the Common Stock on an as-converted basis. Under the Shareholders’ Agreement, certain other exceptions apply.

Amending Our Certificate of Incorporation and Bylaws

Subject to the rights of holders of our Series A Preferred Stock, our Certificate of Incorporation provides that our Certificate of Incorporation may generally be amended by the affirmative vote of a majority of our Board of Directors and by the affirmative vote of the majority of all shares of our stock then entitled to vote at any annual or special meeting of stockholders. However, our Certificate of Incorporation also provides that the affirmative vote of at least 75% of the outstanding shares of our Common Stock is required to amend the provisions in our Certificate of Incorporation relating to business opportunities, business combinations with significant shareholders, amendments to the Certificate of Incorporation, and Bylaws, and limitation on liability, and indemnification of officers and directors.

Exhibit 4.1

In addition, our Certificate of Incorporation and Bylaws provide that our Bylaws may be amended or repealed or new Bylaws may be adopted by the affirmative vote of a majority of our Board of Directors, or, when a quorum is present at a stockholder meeting, by the affirmative vote of at least 75% of the voting power of our stock entitled to vote thereon.

Notwithstanding anything to the contrary in the two prior paragraphs, pursuant to the Certificate of Designations, in addition to any other vote or consent of stockholders required by law or by our Certificate of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is necessary for effecting or validating:

•

any amendment of the Certificate of Incorporation authorizing or creating, or increasing the authorized amount of, any class or series of stock that ranks on parity with or senior to the Series A Preferred Stock;

•	any amendment of the Certificate of Incorporation adversely affecting the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or
•

any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock, or of a merger or consolidation of us with or into another person, subject to certain exceptions.

Listing

Our Common Stock is listed on the New York Stock Exchange under the symbol “MRC.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N. A.